SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 1-5256

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

(Full title of plan)

VF Corporation

105 Corporate Center Blvd.

Greensboro, NC 27408

(Address of principal executive offices)

(336) 424-6000

(Registrant’s telephone number, including area code)

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

Table of contents

Page No.
Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2011 and 2010	5

Statement of Changes in Net Assets Available for Benefits, For the Year Ended December 31, 2011	6

Notes to Financial Statements	7

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	15

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Retirement Savings Plan for Hourly Employees

By:	/s/ Patrick J. Guido
Vice President - Treasurer VF Corporation

Date: June 20, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

VF Corporation Retirement Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the VF Corporation Retirement Savings Plan for Hourly Employees (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VF Corporation Retirement Savings Plan for Hourly Employees as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

High Point, North Carolina

June 20, 2012

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
ASSETS
Investments at fair value
Plan’s interest in the VF Corporation Tax-Advantaged Savings Plan Master Trust	$13,190,818	$12,100,543

Receivables
VF Corporation contributions	293,431	291,693
Notes receivable from participants	559,130	499,455

	852,561	791,148

Net assets available for benefits	$14,043,379	$12,891,691

The accompanying notes are an integral part of these financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011
Investment income
Plan’s interest in net investment income of the VF Corporation
Tax-Advantaged Savings Plan Master Trust	$709,640

Interest income on notes receivable from participants	18,087

Participant contributions	688,161
VF Corporation contributions	1,161,982

1,850,143

Benefits paid to participants	(1,411,797)
Administrative expenses	(14,385)

(1,426,182)

Net change	1,151,688

Net assets available for benefits:
Beginning of year	12,891,691

End of year	$14,043,379

The accompanying notes are an integral part of these financial statements.

VF CORPORATION RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the VF Corporation Retirement Savings Plan for Hourly Employees (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

VF Corporation (“VF” or the “Company”) sponsors the Plan, which is a defined contribution plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering full-time hourly employees of VF who have one year of service and 1,000 hours within the one year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is comprised of two parts: a contributory “Compensation Deferral” and a noncontributory “Retirement Contribution”.

Under the Compensation Deferral part of the Plan, hourly employees of specified VF subsidiaries may elect to contribute between 2% and 50% of their pre-tax annual compensation, as defined in the Plan, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2005, VF added a noncontributory Retirement Contribution feature for employees hired after December 31, 2004 and certain other eligible employees. Eligible employees are automatically enrolled in the Retirement Contribution feature and are not required to make participant deferrals. VF makes quarterly Retirement Contributions to the Plan in an amount equal to a percentage of eligible employee earnings based on each employee’s continuous service with VF since January 1, 2005. The VF Retirement Contribution ranges from 2% of earnings for participants with less than 10 years of VF service (which is the rate currently in place for all participants in the Plan) to 5% of earnings for participants with 20 or more years of VF service. Employees immediately vest in their Compensation Deferrals, plus actual earnings thereon. Employees vest ratably by month in the Retirement Contributions plus actual earnings thereon, and are fully vested after 5 years of service or normal retirement, disability or death.

Plan investments are held in the VF Corporation Tax-Advantaged Savings Plan Master Trust (“VF Master Trust”) administered by Fidelity Management Trust Company (“Fidelity”). The VF Master Trust holds assets for this plan as well as the VF Corporation Retirement Savings Plan for Salaried Employees. Fidelity provides unified investment management for this and other retirement savings plans of VF Corporation. All plan investments in the VF Master Trust are trusteed by Fidelity, with the exception of one separately managed fixed income fund trusteed by UMB Bank, n.a. (“UMB Bank”). Employee contributions under the Compensation Deferral feature are invested at the direction of the employee in one or more funds administered by the Plan’s trustees. A participant may invest their Retirement Contribution account in the same fund options as their employee deferrals with the exception of VF Common Stock.

Individual accounts are maintained for each participant; each account includes the individual’s Compensation Deferrals, VF Retirement Contributions and investment funds’ earnings, reduced by administrative expenses and investment funds’ losses. Accounts become payable upon retirement, disability, death or termination of employment. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral account. Participants with account balances in excess of $1,000 may leave their account in the Plan. Participants may also withdraw all or a portion of their Compensation Deferral account balance by filing a written request that demonstrates financial hardship as defined by the Plan.

Forfeitures are used to reduce Retirement Contributions or to pay plan expenses. Unused forfeitures at December 31, 2011 and 2010 totaled $133,692 and $33,422, respectively. During 2011, forfeitures of $1,179 were used to pay plan expenses.

Participants may borrow the lesser of $50,000 or 50% of the participant’s total account balance in the Compensation Deferral portion of the Plan. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. At December 31, 2011, outstanding loans bore interest at rates ranging from 3.25% to 8.25%. Payments are made through payroll deductions. At termination of employment, a participant may elect to continue paying their outstanding loan directly through Fidelity.

Although it has no intent to do so, VF may terminate the Plan in whole or in part at any time. In the event of termination of the Plan, participants become fully vested in their accounts.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Plan’s allocated share of the VF Master Trust’s net assets and investment income is based on the total of each individual participant’s share of the VF Master Trust. The investments of the VF Master Trust are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements. Purchases and sales of securities, including gains and losses thereon, are recorded on the trade date. Dividends are recorded on the ex-dividend date; interest is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s share of the VF Master Trust’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based on the terms of the Plan document.

The Plan’s administrative expenses are paid by either the Plan or VF, as provided by the Plan document.

Benefits are recorded when paid.

In preparing financial statements in accordance with GAAP, management makes estimates and assumptions that affect amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Through the VF Master Trust, the Plan provides for investment in mutual funds that in turn invest in equity, fixed income or other securities. The Plan also provides for investment in VF Common Stock. Investments are exposed to various risks, such as market, interest rate, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C — INCOME TAX STATUS

The Internal Revenue Service (the IRS”) has determined and informed the Company by a letter dated September 23, 2002, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Company believes the Plan has maintained its tax-exempt status.

In April 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to the operation failure that the Plan was not timely amended to reflect certain provisions of the final regulations under Section 401(k) and 401(m) of the Code. The Plan received a favorable compliance statement from the IRS on January 6, 2012.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements as of December 31, 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE D — EXEMPT RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds and units of a common collective trust fund managed by Fidelity during the year. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Fidelity by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, fees paid to Fidelity for administrative services were $14,356 for the year ended December 31, 2011.

The Plan also invests in the common stock of the Plan sponsor, and, therefore, transactions in these securities also qualify as exempt party-in-interest transactions.

NOTE E — INVESTMENTS IN THE VF MASTER TRUST

All the Plan’s investments are included in the VF Master Trust, which was established for the investment of assets of this plan and the VF Corporation Retirement Savings Plan for Salaried Employees. Each participating retirement plan has an undivided interest in the VF Master Trust. The value of the Plan’s interest in the VF Master Trust is based on the beginning of the year value of the Plan’s interest in the trust, plus actual contributions and allocated investment income less actual distributions, allocated investment losses and administrative expenses. At December 31, 2011 and 2010, the Plan’s interest in the net amounts of the VF Master Trust was approximately 2.5% and 2.3% percent. Investment income, losses and administrative expenses relating to the VF Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the total assets of the VF Master Trust:

	December 31
	2011	2010
Investments at fair value:
Mutual funds	$345,868,933	$340,226,581
VF Corporation common stock fund	140,091,692	109,545,463
Common collective trust	—	24,179,139
Separately managed fixed income fund
U.S. government and agency obligations	39,302,787	40,461,643
Money market	1,839,013	5,606,929
Other	6,708,715	1,497,396

Total investments	533,811,140	521,517,151

Receivables
Interest and dividend income	—	103,755
Net unsettled trades	(370,482)	(10,410)

Total assets of the VF Master Trust	$533,440,658	$521,610,496

Plan interest in VF Master Trust	$13,190,818	$12,100,543

Investment income for the VF Master Trust was as follows:

Year ended December 31, 2011
Investment income (loss):

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(13,908,448)
U.S. government and agency obligations	536,963
Common collective trust	468,613
VF Corporation common stock fund	48,281,532

Total	35,378,660

Interest and dividends	9,485,988

$44,864,648

NOTE F — FAIR VALUE MEASUREMENTS

Fair value is the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market in an orderly transaction between market participants. In determining fair value, the accounting standards established a three-level hierarchy that distinguishes between (i) market data obtained or developed from independent sources (i.e., observable data inputs) and (ii) a reporting entity’s own data and assumptions that market participants would use in pricing an asset or liability (i.e., unobservable data inputs). Financial assets and financial liabilities measured and reported at fair value are classified in one of the following categories, in order of priority of observability and objectivity of pricing inputs:

•	Level 1 – Fair value based on quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Fair value based on significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities, (iii) inputs other than quoted prices that are observable for the assets or liabilities, or (iv) information derived from or corroborated by observable market data.

•

Level 3 – Fair value based on prices or valuation techniques that require significant unobservable data inputs. Inputs would normally be a reporting entity’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.

The fair value measurement level for an asset or liability is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for the underlying assets of the VF Master Trust measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Mutual funds - public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

VF Corporation common stock fund - valued at the year-end unit closing price (comprised of year-end active market price for shares held by the VF Corporation common stock fund plus the value of money market reserves), and classified within level 2 of the valuation hierarchy.

Common collective trust - public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments that are traded on an active market.

Fixed income fund - U.S. Government and agency obligations - valued based on yields currently available on comparable securities of issuers with similar credit ratings. The fixed income fund is classified within level 2 in the valuation hierarchy.

Fixed income fund - money market fund - investment vehicle valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the underlying assets in the VF Master Trust as of December 31, 2011:

		Fair Value Measurement Using:
	Total Fair Value	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description:
Mutual funds (a)	$345,868,933	$345,868,933	$—	$—
VF Corporation common stock fund (b)	140,091,692	—	140,091,692	$—
Separately managed fixed income fund:
U.S. government and agency obligations (c)	39,302,787	—	39,302,787	$—
Money market (d)	1,839,013	—	1,839,013	$—
Other (e)	6,708,715	—	6,708,715	$—

Total	$533,811,140	$345,868,933	$187,942,207	$—

(a) Represents investments in mutual funds, by major security type, as follows: domestic equities - 41%; international equities - 15%; money market - 21%; fixed income - 19% and self directed brokerage - 4%.

(b) Represents investments in VF Corporation common stock, along with a minor amount of short-term investments to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(c) These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality fixed income securities (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(d) These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality money market instruments (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(e) Represents investments in bonds which are fully guaranteed by the U.S. Government utilizing a strategy that seeks to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

The following table sets forth, by level within the fair value hierarchy, the underlying assets in the VF Master Trust as of December 31, 2010:

		Fair Value Measurement Using:
	Total Fair Value	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds (a)	$340,226,581	$340,226,581	$—	$—
VF Corporation common stock fund (b)	109,545,463	—	109,545,463	—
Common collective trust (c)	24,179,139	—	24,179,139	—
Separately managed fixed income fund:		—		—
U.S. government and agency obligations (d)	40,461,643	—	40,461,643	—
Money market (e)	5,606,929	—	5,606,929	—
Other (f)	1,497,396	—	1,497,396	—

Total	$521,517,151	$340,226,581	$181,290,570	$—

(a) Represents investments in mutual funds, by major security type, as follows: domestic equities - 65%; international equities - 7%; money market - 12% and fixed income - 16%.

(b) Represents investments in VF Corporation common stock, along with a minor amount of short-term investments to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(c) Represents investment in a common collective trust consisting of companies composing the Standard & Poors (“S&P”) 500 Index. Equity index fund strategies seek to replicate the movements of an index specific financial market, such as the S&P 500 Index, regardless of market conditions. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(d) These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality fixed income securities (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(e) These funds seek to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity by investing in high quality money market instruments (specifically, the U.S. Treasury obligations and U.S. Government Securities). There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(f) Represents investments in bonds which are fully guaranteed by the U.S. Government utilizing a strategy that seeks to maximize current income to the extent consistent with the preservation of Capital and the maintenance of liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

VF Corporation Retirement Savings Plan

For Hourly Employees

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)

Employer Identification Number: 23-1180120

Plan Number: 004

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment (including rate of interest and maturity date)	Cost **	Current value

*	Participant Loans ***	Rates of 3.25% - 8.25% maturity dates from 1 to 10 years	—	$559,130

*	Party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.
***	The accompanying financial statements classify participant loans as notes receivable from particpants.